Exhibit 99.1

Alcon Discontinues Development of Anecortave Acetate for Intraocular Pressure Reduction

HUENENBERG, Switzerland - July 2, 2009 - Alcon, Inc. (NYSE:ACL) announced today that it has discontinued development of anecortave acetate for the reduction of intraocular pressure (IOP) associated with glaucoma.  The company recently reviewed interim efficacy and safety data from more than 200 patients in a large, controlled Phase 2 trial.  These data confirmed previous pilot clinical results that anecortave acetate applied through a single anterior juxtascleral injection measurably reduced IOP for an extended period of time.  However, based on a detailed analysis of the data, and after gaining input from a panel of expert clinical advisers, the company determined that the amount of IOP reduction and the responder rate provided by even the highest dose were not sufficient to support this novel approach as a viable way to address the problem of patient compliance with eye drop therapy.
The Phase 2 study was rigorously designed to evaluate the safety and three-month IOP-lowering efficacy of a single anterior juxtascleral injection of three doses of anecortave acetate (24mg, 48mg and 60mg) versus vehicle.  The mean reduction in IOP from baseline for the 60mg dose was 3.8 mmHg, which was statistically significant versus vehicle.  The mean reduction in IOP was not statistically significant versus vehicle for the other doses.  The goal of the study was to determine if different doses of anecortave acetate could provide IOP reduction similar to existing topical medications but for a period of three months with a single injection.
“The search for alternative delivery routes and new mechanisms of action against glaucoma remain among Alcon’s most important research strategies,” said Sabri Markabi, MD, Alcon’s senior vice president of research and development and chief medical officer.  “While the results show the possibility of alternative, longer term delivery for glaucoma patients, we are disappointed that anecortave acetate did not prove to have sufficient IOP reduction efficacy to be a successful treatment.  However, we will continue our efforts to address the issues of efficacy, patient compliance and other unmet medical needs in the treatment of glaucoma in concert with leading independent researchers around the world.”

About Alcon
Alcon, Inc. is the world's leading eye care company, with sales of approximately $6.3 billion in 2008. Alcon, which has been dedicated to the ophthalmic industry for more than 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestle, S.A., the world's largest food company. For more information on Alcon Inc., visit the company's Web site at www.alcon.com.

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Caution Concerning Forward-Looking Statements.
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules an regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Alcon Investor Relations
Doug MacHatton
800-400-8599
doug.machatton@alconlabs.com

www.alcon.com